==============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                                  SCHEDULE TO
                              (Amendment No. 66)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                          WILLAMETTE INDUSTRIES, INC.
                      (Name of Subject Company (Issuer))

                            COMPANY HOLDINGS, INC.
                             WEYERHAEUSER COMPANY
                     (Names of Filing Persons -- Offerors)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                        (Title of Class of Securities)

                                   969133107
                     (CUSIP Number of Class of Securities)

                             Robert A. Dowdy, Esq.
                             Weyerhaeuser Company
                         Federal Way, Washington 98063
                           Telephone: (253) 924-2345

      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                   Copy to:
                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000

==============================================================================

                                  SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and
(2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, at a price of $55.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, the Supplement thereto dated May 7, 2001 (the "Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule TO.

Item 11.       Additional Information.

          On January 4, 2002, Weyerhaeuser issued a press release regarding the Offer and proposed business combination transaction. The text of the press release issued by Weyerhaeuser is filed as Exhibit (a)(5)(MMM) hereto.

Item 12.       Exhibits.

(a)(5)(MMM)    Press release issued by Weyerhaeuser Company, dated January 4,
               2002.

                                  SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                   COMPANY HOLDINGS, INC.,

                                   by /s/ STEVEN R. ROGEL
                                      -------------------------------
                                      Name:  Steven R. Rogel
                                      Title: President



                                   WEYERHAEUSER COMPANY,

                                   by /s/ STEVEN R. ROGEL
                                      -------------------------------
                                      Name:  Steven R. Rogel
                                      Title: President and Chief
                                             Executive Officer

Dated: January 4, 2002

                                 Exhibit Index

Exhibit No.    Description

(a)(5)(MMM)    Press release issued by Weyerhaeuser Company, dated
               January 4, 2002.

                                                           Exhibit (a)(5)(MMM)

                                                   [Weyerhaeuser Company logo]

News Release

For Immediate Release

               WEYERHAEUSER COMPANY DISAPPOINTED WITH WILLAMETTE
              INDUSTRIES, INC.'S REJECTION OF ITS $55 CASH OFFER

FEDERAL WAY, Wash., January 4, 2002 - Weyerhaeuser Company (NYSE: WY) today gave the following statement in response to Willamette Industries, Inc.'s (NYSE: WLL) rejection of its offer to acquire all of Willamette's outstanding common stock for $55 per share in cash.

"We are disappointed that the Willamette board of directors has rejected our fully financed $55 offer. After careful consideration and a thorough analysis of all of the information provided to us by Willamette, we have found nothing that has changed our view of the value of the company or the synergies that could be achieved through a combination of Weyerhaeuser and Willamette. $55 per share is the highest price we are prepared to pay. This is a premium offer that gives Willamette shareholders full and fair value for their investment in Willamette. We remain committed to this transaction. In that regard, we intend to propose three additional nominees for election to the Willamette board of directors at the company's next annual meeting. Willamette's refusal to negotiate a definitive merger agreement now will only serve to impair the value to be received by Willamette shareholders.

"Willamette shareholders and industry experts have continued to express widespread support for our offer. We sincerely hope the Willamette board does not enter into any transaction that would damage shareholder value or otherwise preclude a combination with Weyerhaeuser. As we have said, if Willamette consummates a transaction involving the Georgia-Pacific building products business, we will withdraw our offer."

IMPORTANT INFORMATION

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $55.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, January 9, 2002. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

                                    -more-

Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 2000, sales were $16 billion. It has offices or operations in 17 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at www.weyerhaeuser.com.

Today's news release, along with other news about Weyerhaeuser, is available on the Internet at www.weyerhaeuser.com.

Weyerhaeuser contacts:


  Analysts                                                  Media
  Kathryn McAuley        Joele Frank / Jeremy Zweig         Bruce Amundson
  Weyerhaeuser           Joele Frank, Wilkinson             Weyerhaeuser
  (253) 924-2058         Brimmer Katcher                    (253) 924-3047
                         (212) 355-4449


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